UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2014

Commission File Number:  001-35602

INFINITY CROSS BORDER ACQUISITION CORPORATION

c/o Infinity-C.S.V.C. Management Ltd.

3 Azrieli Center (Triangle Tower)

42nd Floor, Tel Aviv, Israel, 67023

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒         Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A.

Second Amendment to Merger Agreement

On March 19, 2014, Infinity Corp., Glori Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Infinity Corp. (“Infinity Acquisition”), Glori Merger Subsidiary, Inc., a wholly owned subsidiary of Infinity Acquisition (“Merger Sub”), Infinity-C.S.V.C. Management Ltd. in its capacity as the INXB Representative (the “INXB Representative”) and Glori Energy Inc., a Delaware corporation (“Glori”), entered into a second amendment to the Merger and Share Exchange Agreement dated January 8, 2014 (the “Merger Agreement”) to, among other things, reflect the authorization by Glori of a new class of stock, designated Series C-2 Preferred, par value $0.0001 per share (the “Series C-2 Preferred Stock”), the entrance by Glori into the Series C-2 Preferred Stock and Warrant Purchase Agreement, dated as of March 13, 2014 (the “Series C-2 Purchase Agreement”), and the issuance by Glori of the Series C-2 Preferred Stock and the warrants to purchase shares of the Series C-2 Preferred Stock pursuant to the Series C-2 Purchase Agreement (the “Amendment”).

Pursuant to the terms of the Amendment, the merger consideration to be issued by Infinity Acquisition to Glori’s shareholders and warrantholders pursuant to the Merger Agreement increased from 22,953,432 to 23,584,557 shares of common stock. In addition, the number of such shares to be withheld for escrow increased from 688,603 to 707,537 shares of Infinity Acquisition.

A copy of the Amendment is attached hereto as Exhibit 4.1.

Investor Presentation

A copy of the revised materials to be presented to certain existing and potential shareholders of Infinity and Glori in connection with the business combination is attached hereto as Exhibit 15.1.

Press Release

On March 17, 2014, Infinity Corp. and Glori issued a press release announcing the completion of the acquisition by Glori of certain producing oil assets in Coke Field and other operated production in Wood County, Texas from Petro-Hunt LLC for $40 million. A copy of the press release is attached hereto as Exhibit 15.2.

Exhibit Index

Exhibit No.	Description
4.1	Second Amendment to the Merger and Share Exchange Agreement, dated March 19, 2014, by and among Infinity Cross Border Acquisition Corporation, Glori Acquisition Corp., Glori Merger Subsidiary, Inc., Infinity-C.S.V.C. Management Ltd. in its capacity as the INXB Representative and Glori Energy Inc.
15.1	Revised Investor Presentation dated March 2014.
15.2	Press Release, dated March 17, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

INFINITY CROSS BORDER ACQUISITION CORPORATION

Dated: March 21, 2014	By:	/s/ Amir Gal-Or
Name: Amir Gal-Or
Title: Co-CEO, Co-President and Co-Chairman